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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Amwest Insurance Group Inc.
               ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ------------------------------------------------------
                         Title of Class of Securities)

                                   032345100
               ------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
               ------------------------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO.032345100                                            Page 2 of 6
           ---------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

      Markel Corporation
      54-1959284
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Virginia Corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          17,328
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    17,328
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12    HC, CO
------------------------------------------------------------------------------

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CUSIP NO. 032345100                                             Page 3 of 6

Item 1 (a).     Name of Issuer:

                Amwest Insurance Group, Inc.

Item 1 (b).     Address of Issuer's Principal Executive Offices:

                5230 Las Virgenes Road
                Calabasas, California   91302

Item 2 (a).     Name of Person Filing:

                Markel Corporation

Item 2 (b).     Address or Principal Business Office or, if none, Residence:

                4521 Highwoods Parkway
                Glen Allen, Virginia    23060

Item 2 (c).     Citizenship:

                Virginia Corporation

Item 2 (d).     Title of Class of Securities:

                Common Stock

Item 2 (e).     CUSIP Number

                032345100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b)(1)(ii)(G). (Note:
                See Item 7)

Item 4.   Ownership.

                  (a)        Amount Beneficially Owned:                 17,328

                  (b)        Percent of Class:                             0.4%

                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:       0

                       (ii)  shared power to vote or to direct the vote:     0

                       (iii) sole power to dispose or to direct the
                             disposition of:                                 0

                       (iv)  shared power to dispose or to direct the
                             disposition of:                            17,328

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CUSIP NO. 032345100                                             Page 4 of 6

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another person.

                  Certain investors advised by Markel Gayner Asset Management Corporation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Amwest Insurance Group, Inc. The interest of each of such persons relates to less than five percent of the common stock of Amwest Insurance Group Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit(s) A and B.

Item 8.   Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.


Item 9.   Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 032345100                                             Page 5 of 6

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date:         February 7, 2002

                                         Signature:    /s/ Alan I. Kirshner
                                                       -------------------------

                                         Title:        Chairman



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CUSIP NO. 032345100                                             Page 6 of 6

                                                                       EXHIBIT A

                                  SCHEDULE 13G

Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation ("Markel Gayner"), 4521 Highwoods Parkway, Glen Allen, Virginia 23060, a Virginia corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 17,328 shares or 0.4% of the outstanding common stock of Amwest Insurance Group Inc. (the "Company") as a result of acting as investment adviser to certain investors.

Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of common stock of the Company held by certain investors advised by Markel Gayner.


                                                                       EXHIBIT B

                            RULE 13d-1 (k) AGREEMENT

The undersigned persons on this 7th day of February, 2002, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Amwest Insurance Group, Inc.


                                     MARKEL CORPORATION

                                     By:     /s/ Alan I. Kirshner
                                             --------------------------
                                     Title:  Chairman


                                     MARKEL GAYNER ASSET MANAGEMENT CORPORATION

                                     By:     /s/ Thomas S. Gayner
                                             --------------------------
                                     Title:  President